Filed by American Realty Capital — Retail Centers of America, Inc.

Commission File No. 000-55198

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: American Realty Capital — Retail Centers of America, Inc.

Commission File No. 000-55198

This filing relates to the proposed merger of American Realty Capital — Retail Centers of America, Inc. (“RCA”) and American Finance Trust, Inc. (“AFIN”). The following is a webinar script and accompanying investor presentation, prepared by RCA to be presented during webcasts regarding the proposed merger.

Additional Information About the Proposed Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, AFIN and RCA filed a joint proxy statement/prospectus with the SEC on December 16, 2016. BOTH AFIN’S AND RCA’S STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors may obtain free copies of the joint proxy statement/prospectus and other relevant documents filed by AFIN and RCA with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed by AFIN with the SEC are also available free of charge on AFIN’s website at www.americanfinancetrust.com and copies of the documents filed by RCA with the SEC are available free of charge on RCA’s website at www.retailcentersofamerica.com.

RCA Script

Thank you operator. Hello, this is Kase Abusharkh and I’m the Chief Investment Officer of Retail Centers of America, or RCA, and I’d like to welcome everyone to today’s webinar to discuss the proposed acquisition of RCA by American Finance Trust. In today’s presentation we will be reviewing the transaction as well as the key benefits to shareholders. Please note that a copy of this presentation has been filed with SEC and can be found on RCA’s website at retailcentersofamerica.com. Terms described in this presentation are described in more detail in the presentation and you should refer to the more complete description.

Slide 2:

First, I’d like to start with some background on the announcement. Retail Centers of America is a non-traded REIT program that broke escrow in March of 2012 and closed its equity offering in September 2014. As of September 30, 2016, RCA has acquired 35 high quality power and lifestyle centers for a total of $1.2 billion.

On September 7, 2016, RCA’s special committee of independent directors announced its approval of a merger agreement with American Finance Trust, another non-traded REIT program sponsored by AR Global, for $1.5 billion in a merger that will create a premier, retail-focused, diversified REIT that is anticipated to provide significant benefits to both AFIN and RCA shareholders.

Slide 3:

As a result of the merger, the pro forma company will have a combined enterprise value of $3.9 billion. We believe that this increased size and scale will better position the company for a future liquidity event, which is one of the stated goals in our prospectus. AFIN has received authorization from the New York Stock Exchange to list on the NYSE, but at the time of closing, AFIN will remain a non-traded entity. AFIN’s approval for listing is valid through August 2017 and AFIN may apply to extend the outside date for listing. While AFIN intends to list the AFIN common stock subsequent to the closing of the merger at a time to be determined by the AFIN board, there can be no assurance as to when or if AFIN’s common stock will commence trading on the exchange. In addition to benefits of size and scale, the combined company will have better access to capital, potentially at lower borrowing costs.

RCA’s shareholders will own 37% of the combined company and will maintain the current distribution rate received at $0.64 per share, which is critical to our investor base.

With the addition of AFIN’s 458 high quality, single-tenant net leased properties, RCA achieves further portfolio diversification by asset class, tenant base and geography. We believe that this broadened revenue base not only reduces overall portfolio risk but provides greater flexibility to the combined entity by allowing it to recycle assets and redeploy capital according to different market cycles.

We anticipate that there will be a total annual savings of $10.9 million in 2017 as a result of this merger driven by a reduction in management fees and elimination of corporate G&A, something we will cover later in the presentation.

Slide 4:

Turning to slide 4, we will now take a high level overview of the transaction structure. As consideration in the acquisition, AFIN will provide a combination of stock and cash for RCA. For every share of RCA, AFIN will provide .385 AFIN common shares and $0.95 in cash. The total consideration paid per share of RCA is $10.26 based on AFIN’s published net asset value as of December 31, 2015 of $24.17.

With regard to distribution policy, AFIN currently pays $1.65 per share and based on the proposed exchange ratio of .385, RCA shareholders’ distributions post-merger will be equivalent to what they currently receive at $0.64 per share.

Upon completion of the transaction, RCA’s two independent directors will join AFIN’s board, bringing the total number of directors to six, including five independent directors. AFIN will also add key members of RCA’s management team in order to continue the successful track record that has been established overseeing RCA’s multi-tenant retail portfolio.

In the event the transaction is terminated, there is a customary break-up fee, where the terminating party would be obligated to pay $25.6 million to the REIT, plus certain expenses.

In terms of timing, the shareholder meeting is scheduled for February 13, 2017 with an anticipated closing date sometime in Q1 2017. This transaction is subject to both AFIN and RCA shareholder approval.

Slide 5:

Illustrated on slide 5, we can see the two high-quality portfolios of RCA and AFIN individually, and pro-forma combined, based on September 30, 2016 data. As you can see in the column on the far right, the combination of the two portfolios provides significant size and diversification to RCA’s portfolio. Today RCA has 35 properties and $1.4 billion of total enterprise value. Pro Forma AFIN will have 490 properties and $3.9 billion of enterprise value. Additionally, RCA’s weighted average lease term and occupancy are improved due to the single tenant, long duration lease nature of AFIN’s portfolio.

Slide 6:

Moving to slide 6, here is a look at our pro forma geographic diversity and property type mix. As you can see from the map, RCA’s footprint across the United States will be greatly enhanced. Today, RCA has properties located in 16 states, which will increase to 37 states pro forma.

RCA’s property type mix today consists purely of multi-tenant retail assets, specifically power centers and lifestyle centers. Pro Forma, RCA will have a highly diversified property mix consisting of not only multi-tenant retail, but single tenant retail, industrial, and office properties.

Slide 7:

Slide 7 provides a list of RCA’s top ten tenants post-merger with AFIN. As a testament to the high quality portfolio assembled by AFIN, I’d like to point out one key metric, which is that AFIN is currently 71% leased to investment grade or implied investment grade tenants. We believe that this will benefit the RCA portfolio with the addition of well known, credit worthy tenants.

Furthermore, we believe the longer term leases in AFIN complement the shorter term nature of RCA’s leases. This combination creates a well staggered lease expiration schedule that provides consistency and stability of rental income, as well as potential upside in marking leases to market rents.

Slide 8:

I’d now like to cover the cost savings associated with this transaction, one of the key benefits of the proposal. RCA anticipates that there will be $10.9 million in annual savings in 2017 as a result of the RCA merger, comprised of $4.8 million in synergies from elimination of duplicative corporate G&A and $6.1 million in the reduction of management fees. This slide outlines the management fee savings that the AFIN/RCA merger achieves under AFIN’s revised management contract. Under the new contract that takes effect upon completion of the merger, AFIN’s total 2017 Base Management Fees paid will be $6.1 million lower than the standalone base management fees of AFIN and RCA.

Other changes to AFIN’s contract include a lowering of the incremental base management fee and the addition of a defined self-management option. AFIN’s independent directors may elect to transition to self-management after October 1, 2018 subject to certain conditions. We believe that AFIN will be better positioned with a defined option for self-management.

Slide 9:

Next, I’d like to run through an illustration of the merger consideration that will be received by RCA shareholders if the merger is approved. This illustration shows how the estimated value of the consideration received for RCA shares is increased from $9.00 to $10.26, through this merger.

Let’s start with what RCA shareholders have today. 1 share of RCA common stock was purchased at an offering price of $10.00 per share. Each share is valued today at $9.00, based on RCA’s most recently published estimated Net Asset Value, or NAV.

For each RCA share owned, an RCA shareholder will receive 0.385 shares of AFIN, plus cash consideration of $0.95 per share. AFIN shares are currently valued at $24.17 per share, based on AFIN’s most recently published NAV.

Walking through the math of the conversion then; 1 RCA share, multiplied by the exchange ratio of 0.385, gives the RCA shareholder 0.385 shares of AFIN. To find the estimated value of the stock consideration, we multiply these 0.385 shares of AFIN, by AFIN’s estimated NAV of $24.17. This amounts to an estimated $9.31 in stock consideration to RCA shareholders.

In addition, RCA shareholders also receive the $0.95 cash consideration per RCA share. If we add the $9.31 estimated value of the stock to the $0.95 in cash, we get to a total estimated consideration of $10.26 per RCA share. This represents a 14% premium to RCA’s estimated net asset value.

Slide 10:

Additionally on slide 10, we have an illustration of the conversion of distributions, after the merger. This slide demonstrates that RCA shareholders will continue to receive the same distribution after the merger that they currently receive.

RCA shareholders currently receive an annual distribution of $0.64 per share. AFIN shareholders currently receive an annual distribution of $1.65 per share.

As mentioned in the last slide, by multiplying 1 RCA share by the 0.385 exchange ratio, RCA shareholders receive 0.385 shares of AFIN. To arrive at the post-merger annual distribution per RCA share, we multiply these 0.385 AFIN shares by AFIN’s current annual distribution of $1.65 per share. This results in an annual distribution of $0.64, which is equivalent to the annual distribution received by RCA shareholders before the merger.

Slide 11:

To summarize, the acquisition of RCA by AFIN provides numerous strategic benefits to RCA shareholders. These benefits provide shareholders with better competitive positioning in a larger, more diversified REIT with improved access to capital and cost savings.

At $3.9 billion of enterprise value post-merger, enhanced size, scale, and a more balanced portfolio in the retail, office, and industrial sectors, the fund will reduce its exposure to different market cycles and better position itself for a future liquidity event.

Slide 12:

I’d like to conclude today’s presentation with a timeline of closing and some details on voting. RCA’s proxy went effective with the SEC on December 16th 2016. Through February 13, 2017, the shareholder meeting date, RCA’s proxy solicitor, Broadridge, will be soliciting proxy votes. RCA’s board anticipates the transaction to be completed by March 31, 2017.

Slide 13:

Shareholders have several ways to place their proxy votes as outlined here. Should you have any questions about voting your shares please call the number for Broadridge at 855-973-0094.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. THESE MATERIALS ARE AVAILABLE FREE OF CHARGE ON THE SEC’S WEBSITE AT WWW.SEC.GOV, AT RETAILCENTERSOFAMERICA.COM

American Realty Capital – Retail Centers of America to be Acquired by American Finance Trust

(1) Enterprise values calculated using shares outstanding as of December 15, 2016 and net debt balances as of September 30, 2016; implied equity values for RCA and AFIN are calculated based on an implied offer price of approximately $10.26 per RCA share and AFIN’s published estimated per share NAV as of December 31, 2015 of $24.17, respectively; the enterprise value may not reflect the price at which AFIN's shares would trade if they were listed on an exchange. 2 CREATING A DIVERSIFIED REIT WITH A RETAIL FOCUS A MERICAN R EALTY C APITAL – R ETAIL C ENTERS OF A MERICA , I NC . Broke Escrow March 2012 Closed Initial Public Offering September 2014 Acquired $1.2bn in high - quality power and lifestyle centers June 2012 - December 2015 Merger with AFIN Target Closing: Q1 2017 American Finance Trust Inc. (“AFIN”) to acquire American Realty Capital – Retail Centers of America (“RCA”) for common stock and cash having an estimated value of of $1.5 billion (1) ▪ Approximate total consideration of $10.26 per share of RCA common stock ▪ $0.95 cash and 0.385 share of AFIN common stock per share of RCA common stock Combined Enterprise Value (1) : $3.9 billion Target Closing: Q1 2017

• Combined enterprise value (1) of $3.9 billion; rentable square footage growing from 7.5 million to 20.3 million (2) • Increased size and scale expected to provide better access to capital, improve cost of capital, and better position the combined company for future listing (3) or other liquidity options • Large, diversified portfolio provides greater flexibility to sell assets without materially impacting company cash flow • Annual savings expected in 2017 of $10.9 million from a reduction of $6.1 million (3) in asset management fees and $4.8 million (4) of duplicative corporate G&A • Enhanced diversification by property type, tenant base and geography, which reduces exposure to individual property sector market cycles • Greater diversification reduces risk and broadens the revenue base of the combined company • RCA shareholders will own approximately 37% (5) of a national portfolio of retail and triple net lease properties well positioned for future growth • Post transaction distribution per exchanged RCA common share will remain $0.64 per share, in line with existing RCA distribution per share (6) TRANSACTION BENEFITS 3 AFIN and RCA merger will create a scaled, diversified REIT with a retail focus Further Portfolio Diversification Meaningful Participation in Future Prospects of Combined Company Increases Scale and Positions Company for Future Liquidity Material Cost Savings Distribution Parity for RCA Shareholders A MERICAN R EALTY C APITAL – R ETAIL C ENTERS OF A MERICA , I NC . (1) Enterprise values calculated using shares outstanding as of December 15, 2016 and net debt balances as of September 30, 2016; im plied equity values for RCA and AFIN are calculated based on an implied offer price of approximately $10.26 per RCA share and AFIN’s published estimated per share NAV as of December 31, 2015 of $24.17, respectively. (2) Also gives effect to the disposition by AFIN of the properties referred to as the Merrill Lynch Properties, which are subject to a purchase and sale agreement. Please refer to the “Definitions” slide. (3) AFIN has received authorization from the New York Stock Exchange (the "NYSE") (which was received in September 2016 and exten ded in November 2016) to list the AFIN common stock on the NYSE, subject to AFIN being in compliance with all applicable listing standards on the date it begins trading on the exchange. AFIN’s approval for listing i s v alid through August 2017 and AFIN may apply to extend the outside date for listing. AFIN does not intend to list its common stock on the NYSE prior to the closing of the merger, and accordingly, at the time of closing, AFIN will be a non - tra ded entity. While AFIN intends to list the AFIN common stock subsequent to the closing of the merger at a time to be determined by the AFIN board, there can be no assurance as to when or if AFIN common stock will commence trading o n t he exchange. (4) Management fee savings in year 1; base management fee under the new AFIN advisory agreement will increase in subsequent years. (5) Includes estimated G&A, consisting of reductions in expenses for audit, tax, accounting, legal, and other professional servic es; estimates prepared by AFIN management. (6) Based on fully diluted shares outstanding as of December 15, 2016. (7) Based on exchange ratio of 0.385 and AFIN's annualized daily distribution.

• $0.95 in cash and 0.385 shares of AFIN common stock for each share of RCA common stock (1) • Total consideration of approximately $10.26 per share of RCA, based on AFIN’s published estimated per share NAV as of December 31, 2015 of $24.17 • AFIN currently pays an annualized distribution of $1.65 per share • Based on the 0.385 exchange ratio, RCA shareholders will receive an implied distribution of $0.64 per exchanged share, which is equivalent to the per share distribution RCA shareholders currently receive on an annual basis • Post transaction, RCA shareholders will own approximately 37% (2) of the combined company’s common stock • At closing, t wo RCA independent directors will be appointed to the AFIN board, bringing the total number of directors to six, including five independent directors • AFIN will also add key members of RCA’s management team (3) , combining teams with proven track - records of managing acquisitions and dispositions throughout the real estate cycle and across asset classes • 45 - day Go - Shop period to solicit a superior offer expired October 21, 2016, RCA’s financial advisor contacted over 80 potential bidders, but no alternative acquisition proposals were provided by third parties • RCA would be obligated to pay 2.5% of equity price, or $25.6 million, or expense reimbursement up to $5.0 million , if the transaction is terminated as a result of entering into or recommending a superior acquisition proposal or as a result of other customary termination events • Additionally, AFIN would be obligated to pay 2.5% of equity price, or $25.6 million, or expense reimbursement of up to $5.0 million, if the transaction is terminated for certain customary termination events. • Announcement Date: September 7, 2016 • Record Date: December 15, 2016 • Shareholder Meeting: February 13, 2017 • Anticipated Closing Date: Q1 2017 Consideration Corporate Oversight and Management Distributions Pro Forma Ownership Go - Shop Breakup Fee Timing (1) In addition to the consideration of $0.95 in cash and 0.385 AFIN shares for each RCA share, each outstanding RCA OP Unit (oth er than the RCA OP Units held by RCA) will convert into 0.424 AFIN OP Units, each outstanding RCA OP Unit and RCA GP Unit held by RCA will convert into 0.385 AFIN OP Units, the 479,802 Class B RCA Units held by American Realty Ca pital Retail Advisor, LLC (the “RCA Advisor” or our “Advisor”) and a sub - advisor will convert into AFIN OP Units at a 0.424 exchange ratio, and RCA Advisor’s subordinated participation will be redeemed for a cash payment, to be determined in accordance with the existing terms of the subordination participation. Based on the per share value of the AFIN common shares issuable in the transaction (using AFIN's published estimated per share NAV as of Decem ber 31, 2015 of $24.17) and the cumulative distributions through September 30, 2016, the redemption payment would have been approximately $3.1 million if the transaction had been consummated on September 30, 2016. The actual red emption payment will be computed in accordance with the foregoing based on cumulative distributions and the 7.00 % performance hurdle rate applicable to the computation through the date of consummation of the transaction. (2) Based on fully diluted shares outstanding as of December 15, 2016. (3) AFIN continues its discussions with Lincoln Property Company ("Lincoln") to enter a property management agreement for the management of multi - tenant properties post - transaction. TRANSACTION DETAILS 4 A MERICAN R EALTY C APITAL – R ETAIL C ENTERS OF A MERICA , I NC .

Enterprise Value (1) $1.4 billion $2.5 billion $3.9 billion Number of Properties 35 458 490 Number of Tenants 398 43 433 Square Footage 7.5 million 13.3 million 20.3 million States (2) 16 37 39 Weighted Average Remaining Lease Term (3) 5.2 years 9.4 years 7.8 years O ccupancy 92.9% 100.0% 97.4% Annualized Straight - Line Rent / Square Foot $13.03 $12.40 $12.34 Top 10 Tenant Concentration (3) 28.1% 75.3% 47.7% Merger creates significant scale, while increasing property type, tenant and geographical diversification Note: Data as of September 30, 2016. (1) Enterprise values calculated using shares outstanding as of December 15, 2016 and net debt balances as of September 30, 2016; im plied equity values for RCA and AFIN are calculated based on an implied offer price of approximately $10.26 per RCA share and AFIN’s published estimated per share NAV as of December 31, 2015 of $24.17, respectively. (2) Includes Washington, D.C. (3) Based on annualized straight - line rent. (4) Represents pro forma combined company. (5) Also gives effect to the disposition by AFIN of the properties referred to as the Merrill Lynch Properties, which are sub ject to a purchase and sale agreement. Please refer to the “Definitions” slide. MERGER COMBINES TWO HIGH QUALITY ASSET PORTFOLIOS 5 A MERICAN R EALTY C APITAL – R ETAIL C ENTERS OF A MERICA , I NC . (4)(5)

(1) Based on annualized straight - line rent and properties owned as of September 30, 2016. (2) Also gives effect to the disposition by AFIN of the properties referred to as the Merrill Lynch Properties, which are subject to a purchase and sale agreement. Please refer to the “Definitions” slide. MERGER CREATES A SIGNIFICANTLY DIVERSIFIED PORTFOLIO Pro Forma Portfolio Map Portfolio Property Type Mix (1) 6 A MERICAN R EALTY C APITAL – R ETAIL C ENTERS OF A MERICA , I NC . TBU Pending Advisor Comments Geographic Diversification (1)(2) AFIN Property Type Single - Tenant Retail 45% Office 29% Industrial 26 % RCA Property Type Multi - Tenant Retail 100% 43% 16% 21% 9% 7% 4% South Mid-Atlantic Midwest Southwest New England West Pro Forma Property Type (2) Industrial 17% Single - Tenant Retail 30% Multi - Tenant Retail 39% Office 14% 69% Retail

Top Ten Tenants (1)(2) Credit Rating Type # of Leased Spaces SF (mm) Remaining Lease Term (years) Annualized Straight - Line Rent ($mm) % of Total Combined Annualized SLR BBB+ Retail 204 1.1 9.8 $29.4 11.7% AA Office 1 0.7 9.8 $18.8 7.5% BB Industrial 5 3.0 6.0 $16.8 6.7% B+ Industrial 9 1.4 11.0 $12.7 5.1% BBB Retail 8 0.5 10.1 $9.9 3.9% A - Office 2 0.8 3.4 $7.4 3.0% A - Retail 7 1.0 10.4 $7.0 2.8% A Industrial 3 1.4 9.3 $6.8 2.7% BBB Retail 18 0.3 12.1 $5.5 2.2% A+ Office 1 0.4 4.8 $5.3 2.1% Well - Laddered, Long - Term Lease Maturity Schedule (2)(3) Strong diversification with only seven tenants overlapping between RCA and AFIN portfolios Weighted average remaining lease term increases from 5.2 to 7.8 (2) years with no significant near - term lease roll (3) RCA’s shorter leases complement AFIN’s long - term leases to create a well - laddered lease expiration schedule MERGER FURTHER ESTABLISHES A STRONG, DIVERSIFIED TENANT BASE 7 (1) Top tenants of combined portfolio, based on annualized straight - line rent as of September 30, 2016. (2) Also gives effect to the disposition by AFIN of the properties referred to as the Merrill Lynch Properties, which are subject to a purchase and sale agreement. Please refer to the “Definitions” slide. (3) Based on annualized straight - line rent as of September 30, 2016. A MERICAN R EALTY C APITAL – R ETAIL C ENTERS OF A MERICA , I NC . Current AFIN portfolio is 71.2% leased to investment grade or implied investment grade tenants (3) 0.3% 5.5% 6.1% 8.5% 5.4% 6.5% 7.0% 6.1% 4.6% 7.1% 13.4% 12.4% 2.6% 6.7% 7.8% 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030+

(1) Internalization Fee is equal to $15 million, plus either 4.5x “Subject Fees” if internalization occurs on or before Dec. 31, 20 28, or 3.5x “Subject Fees” if internalization occurs on or after January 1, 2029, plus 1% of the purchase price of any investment or equity raise following the fiscal quarter in which notice is provided. “Subject Fees” means (i) (x) the act ual Base Management Fee and Variable Management Fees payable for the fiscal quarter in which the Notice Date occurs multiplied by (y) four (4) plus (ii) without duplication, the annual increase in the Base Management Fee r esu lting from the amount of new equity raised by AFIN or its subsidiaries within the fiscal quarter in which the Notice Date occurs. (2) Excluding equity issued in the transaction with RCA or other mergers or acquisitions with entities managed by AR Global Inves tme nts, LLC, in which case the Base Management Fee would increase by 31, 47, and 62 bps of the acquired entity's equity value for years 1, 2, and 3 and thereafter, respectively. (3) “Core Earnings” is a non - GAAP measure whose definition can be found on the “Definitions” slide. SIGNIFICANT SAVINGS CREATED FROM REDUCED FEES As Part of the Transaction, AFIN is Entering into a New External Advisor Agreement • 0.75% of total asset cost (~$9.0 mm per year) • $18.0 mm per year • Year 1: $21.0 mm • Year 2: $22.5 mm • Year 3+: $24.0 mm • 0.75% of incremental asset cost • 1.50% of cumulative equity issued after a Listing • 1.25% of cumulativ e equity issued (2) • None • 15.00% of quarterly Core Earnings (3) over $0.375 per share, plus; • 10.00% of quarterly Core Earnings over $0.50 • 15.00% of quarterly Core Earnings over $0.375 per share, plus; • 10.00% of quarterly Core Earnings over $0.50 • 1.00% of purchase price • None • None • 2.00% of contract sale price • None • None • 1.00% of loan amount • None • None • One year term; unlimited one year renewals unless terminated by either party • 20 year initial term • Automatically renewable for 20 year terms • 20 year initial term • Automatically renewable for 20 year terms • None • None • AFIN can transition to self management after October 1 , 2018 under certain conditions (1) Variable Management Fee Disposition Fee Acquisition Fee Base Management Fee Financing Fees Incremental Base Fee Existing RCA Agreement Existing AFIN Agreement New AFIN Agreement Defined Self - Management Option Length of Advisory Agreement 8 8 A MERICAN R EALTY C APITAL – R ETAIL C ENTERS OF A MERICA , I NC .

ILLUSTRATIVE MERGER CONSIDERATION American Realty Capital – Retail Centers of America 9 1) Based on the publicly offered price per share during RCA’s initial public offering, which closed on 9/12/2014. 2) The RCA per share merger consideration has an estimated value of approximately $10.26 per RCA share based on the exchange rat io and AFIN’s published estimated per share NAV as of December 31, 2015 of $24.17 and cash consideration of $0.95 per share. The AFIN published estimated per share NAV does not represent and AFIN can giv e no assurance of: (1) the amount at which AFIN’s shares would trade on a national securities exchange, (2) the amount a stockholder would obtain if he or she tried to sell his or her shares or (3) the amount stockholders would receive if AFIN liquidated its assets and distributed the proceeds after paying all of its expenses and liabilities. In addition, the estimated per share NAV does not reflect events subsequent to December 31, 2015 that would have affected AFIN’s NAV. What Will RCA Shareholders Be Receiving? • AFIN shares at a 0.385 exchange ratio , plus cash consideration of $0.95 per RCA share • AFIN shares are currently valued at $24.17 per share , based on estimated NAV as of 12/31/15 (2) What Do RCA Shareholders Have Today? • 1 share of RCA , purchased at $10.00 / share (1) • Valued at $9.00 per share, based on estimated NAV as of 12/31/15 (2) = $9.00 Estimated Total Value Illustration of Total Value per RCA Share • 1 share of RCA x 0.385 exchange ratio = 0.385 AFIN shares x $ 24.17 per share = $9.31 Estimated Value of Stock Consideration • Plus: $ 0.95 cash consideration per RCA share + $0.95 Cash Consideration Total = $10.26 Total Consideration Estimated Value

ILLUSTRATIVE DISTRIBUTION CONVERSION American Realty Capital – Retail Centers of America 10 (1) Based on the publicly offered price per share during RCA’s initial public offering, which closed on 9/12/2014. (2) Annual distribution is in addition to $0.95 cash consideration per RCA share as part of the merger. (3) There is no assurance that AFIN will continue to pay distributions in the same amount, if at all. Based on the 0.385 exchange ratio and AFIN’s current distribution rate, RCA shareholders will receive an implied distribution of $0.64 per exchanged share, which is equivalent to the per share distribution RCA shareholders currently receive on an annual basis (3) What Do RCA Shareholders Receive Today? • 1 share of RCA , purchased at $10.00 / share (1) • $0.64 Annual Distribution per RCA share = $ 0.64 Annual Distribution Post - Merger Distribution per RCA Share • 1 share of RCA x 0.385 exchange ratio = 0.385 AFIN shares • 0.385 AFIN Shares x $1.65 Annual Distribution per AFIN share = $0.64 Annual Distribution Post - Merger Annual Distribution (2) = $0.64 per share What Will RCA Shareholders Be Receiving? • AFIN shares at a 0.385 exchange ratio • $1.65 Annual Distribution per AFIN share

MERGER IMPROVES COMPETITIVE POSITIONING FOR RCA SHAREHOLDERS Note: Chart based on annualized straight - line rent as of September 30, 2016. (1) Enterprise values calculated using shares outstanding as of December 15, 2016 and net debt balances as of September 30, 2016; im plied equity values for RCA and AFIN are calculated based on an implied offer price of approximately $10.26 per RCA share and AFIN’s published estimated per share NAV as of December 31, 2015 of $24.17, respectively. (2) Also gives effect to the disposition by AFIN of the properties referred to as the Merrill Lynch Properties, which are subject to a purchase and sale agreement. Please refer to the “Definitions” slide. (3) Management fee savings in year 1; base management fee under the new AFIN advisory agreement will increase in subsequent years . (4) Includes estimated G&A, consisting of reductions in expenses for audit, tax, accounting, legal, and other professional services; estimates prepared by AFIN management. 11 • RCA has built a quality national portfolio of power and lifestyle centers, but lacks critical scale relative to most public retail REITs • The merger with AFIN will create additional scale, which is expected to improve access to capital and create cost savings • $10.9 million of annual savings expected in 2017 from a reduction of $6.1 million (3) of RCA asset management fees and $4.8 million of duplicative corporate G&A (4) • AFIN’s diversified portfolio reduces exposure to individual property sector market cycles A MERICAN R EALTY C APITAL – R ETAIL C ENTERS OF A MERICA , I NC . $3.9 billion Enterprise Value (1) Pro Forma Property Type (2) Industrial 17% Single - Tenant Retail 30% Multi - Tenant Retail 39% Office 14% 69% Retail

TRANSACTION PROCESS & TIMING Special Committee Formed March 9 , 2016 Signing of Merger Agreement September 6, 2016 Go - Shop Period Expiration October 21, 2016 Record Date December 15, 2016 Form S - 4 (1) Effective Date December 16, 2016 Proxy Solicitation Period December 16, 2016 to February 13, 2017 RCA Shareholder Meeting February 13, 2017 Transaction Closing Anticipated Q1 2017 12 A MERICAN R EALTY C APITAL – R ETAIL C ENTERS OF A MERICA , I NC . (1) Form S - 4 includes proxy statement/prospectus mailed to shareholders.

WHAT DO I DO NEXT? 13 A MERICAN R EALTY C APITAL – R ETAIL C ENTERS OF A MERICA , I NC . If you have any questions about voting your shares in connection with the special meeting being held on February 13 , 2017 , please contact our proxy solicitor, Broadridge Investor Communication Solutions, Inc . at (855) 973 - 0094 . Stockholders also have the following options for authorizing a proxy to vote their shares . Vote by Phone at 1 - 800 - 690 - 6903 and please have your control number available. Vote by Mail by completing, signing and dating the enclosed proxy ballot and returning it in the pre - paid envelope provided in this package. Vote by Internet at www .pr o x yvo te . com/ RCA and enter the contr ol number on the voting instructions f orm and foll ow the promp ts. Your VOTE is Needed!

Forward - Looking Statements Certain statements made in this presentation are “forward - looking statements” (as defined in Section 21E of the Securities Excha nge Act of 1934), which reflect the expectations of RCA and AFIN regarding future events. The forward - looking statements involve a number of risks, uncertainties an d other factors that could cause actual results to differ materially from those contained in the forward - looking statements. Such forward - looking statements incl ude, but are not limited to, whether and when the transactions contemplated by the Agreement and Plan of Merger (the “Merger Agreement”) between RCA and AFIN, amo ng others, will be consummated, the new combined company’s plans, market and other expectations, objectives, intentions, as well as any expectat ion s or projections with respect to the combined company, including regarding future distributions and market valuations, and other statements that are not histo ric al facts. The following additional factors, among others, could cause actual results to differ from those set forth in the forward - looking statements: the ability to obtain regulatory approvals for the transaction and the approval by AFIN's and RCA’s stockholders of the transactions contemplated i n t he Merger Agreement; market volatility; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the i nab ility to retain key personnel; continuation or deterioration of current market conditions; future regulatory or legislative actions that could adversely aff ect the companies; and the business plans of the tenants of the respective parties. Additional factors that may affect future results are contained in RCA’s and AFIN’s fi lings with the SEC, which are available at the SEC’s website at www.sec.gov. RCA and AFIN disclaim any obligation to update and revise statements contained in these mat erials based on new information or otherwise. Risk Factors Our potential risks and uncertainties are presented in the section titled “Item 1A. Risk Factors” disclosed in our Annual Rep ort on Form 10 - K for the year ended December 31, 2015 and our Quarterly Reports on Form 10 - Q filed from time to time. The following are some of the risks and uncertainties relating to us and the proposed transaction, although not all risks and uncertainties, that could cause our actual results to differ m ate rially from those presented in our forward - looking statements: • All of our executive officers are also officers, managers or holders of a direct or indirect controlling interest in American Re alty Capital Retail Advisor, LLC or other entities under common control with AR Global Investments, LLC (“AR Global”). As a result, our executive officers, ou r A dvisor and its affiliates face conflicts of interest, including significant conflicts created by our Advisor’s compensation arrangements with us and ot her investment programs advised by affiliates of our sponsor and conflicts in allocating time among these entities and us, which could negatively impact our ope rating results. • The merger and related transactions are subject to certain conditions, including approval by stockholders of RCA and AFIN. • The merger is conditioned on AFIN’s common stock being authorized for listing, but the merger agreement does not require that AF IN’s common stock begin trading upon closing. There can be no assurance that our or AFIN’s common stock will be listed. No public market currently ex ist s, or may ever exist, for shares of our common stock and our shares are, and may continue to be, illiquid. • AFIN’s net asset value represents AFIN’s estimate of the value of its assets and does not necessarily represent the amount a thi rd party would pay for AFIN’s assets or the price at which AFIN’s shares would trade if they were listed on an exchange or were actively traded by brokers. • Failure to complete the merger could negatively impact the value of RCA common stock, and the future business and financial r esu lts of RCA. IMPORTANT INFORMATION 14 A MERICAN R EALTY C APITAL – R ETAIL C ENTERS OF A MERICA , I NC .

• The pendency of the merger could adversely affect the business and operations of RCA and AFIN. • If the merger is not consummated by March 6, 2017, either RCA or AFIN may terminate the merger agreement. • We depend on tenants for our rental revenue and, accordingly, our rental revenue is dependent upon the success and economic v iab ility of our tenants. • Our tenants may not achieve our rental rate incentives and our expenses could be greater, which may impact our results of ope rat ions. • We have not generated, and in the future may not generate, operating cash flows sufficient to cover 100% of our distributions , a nd, as such, we may be forced to source distributions from borrowings, which may be at unfavorable rates, or depend on our Advisor to waive reimbursement o f c ertain expenses or fees. There is no assurance that our Advisor will waive reimbursement of expenses or fees. • We may be unable to pay or maintain cash distributions at the current rate or increase distributions over time. • We are obligated to pay fees, which may be substantial, to our Advisor and its affiliates. • We are subject to risks associated with any dislocation or liquidity disruptions that may exist or occur in the credit market s o f the United States of America. • We may fail to continue to qualify to be treated as a real estate investment trust for U.S. federal income tax purposes, whic h w ould result in higher taxes, may adversely affect our operations and would reduce the value of an investment in our common stock and our cash available for di str ibutions. • We may be deemed by regulators to be an investment company under the Investment Company Act of 1940, as amended (the “Investm ent Company Act”), and thus subject to regulation under the Investment Company Act. • All of AFIN’s executive officers are also officers, managers or holders of a direct or indirect controlling interest in Ameri can Finance Advisors, LLC (the “AFIN Advisor”) or other entities under common control with AR Global. As a result, AFIN’s executive officers, the AFIN Advis or and its affiliates face conflicts of interest, including significant conflicts created by the AFIN Advisor’s compensation arrangements with AFIN and oth er investment programs advised by affiliates of AFIN’s Sponsor and conflicts in allocating time among these entities and AFIN, which could negativel y i mpact AFIN’s operating results. • AFIN depends on tenants for its rental revenue and, accordingly, its rental revenue is dependent upon the success and economi c v iability of its tenants. • AFIN’s tenants may not achieve its rental rate incentives and AFIN’s expenses could be greater, which may impact AFIN’s resul ts of operations. • There can be no assurances that the purchase and sale agreement entered into by AFIN relating to the disposition of the Merri ll Lynch Properties will be consummated. • The merger and related transactions are subject to certain conditions, including approval by stockholders of AFIN and RCA. • Failure to complete the merger could negatively impact the value of AFIN common stock, and the future business and financial res ults of AFIN. • The pendency of the merger could adversely affect the business and operations of AFIN and RCA. 15 A MERICAN R EALTY C APITAL – R ETAIL C ENTERS OF A MERICA , I NC . IMPORTANT INFORMATION ( CONT’D )

• RCA is engaged in the business of owning and operating retail properties, including power centers and lifestyle centers, and thi s business has different risks than AFIN’s current business which primarily consists of owning net leased real estate, including shorter lease terms, greate r e xposure to downturns in the retail market, dependence on the success and economic viability of anchor tenants and competition from alternative retail cha nne ls such as internet shopping. • AFIN has not generated, and in the future may not generate, operating cash flows sufficient to cover 100% of our distribution s, and, as such, AFIN may be forced to source distributions from borrowings, which may be at unfavorable rates, or depend on the AFIN Advisor to waive rei mbu rsement of certain expenses or fees. There is no assurance that the AFIN Advisor will waive reimbursement of expenses or fees. • AFIN may be unable to pay or maintain cash distributions at the current rate or increase distributions over time. • AFIN are obligated to pay fees, which may be substantial, to the AFIN Advisor and its affiliates. • AFIN is subject to risks associated with any dislocation or liquidity disruptions that may exist or occur in the credit marke ts of the United States of America. • AFIN may fail to continue to qualify to be treated as a real estate investment trust for U.S. federal income tax purposes, wh ich would result in higher taxes, may adversely affect its operations and would reduce the value of an investment in its common stock and its cash available fo r d istributions. • AFIN may be deemed by regulators to be an investment company under the Investment Company Act of 1940, as amended (the “Inves tme nt Company Act”), and thus subject to regulation under the Investment Company Act. Additional Information About the Proposed Transaction and Where to Find It his communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitatio n o f any vote or approval. In connection with the proposed transaction, AFIN and RCA filed a joint preliminary proxy statement/prospectus with the SEC on D ece mber 16, 2016. Both AFIN's and RCA's stockholders are urged to read the proxy statement (including all amendments and supplements thereto) and ot her relevant documents filed with the SEC if and when they become available because they will contain important information about the proposed trans act ion. Investors may obtain free copies of the joint proxy statement/prospectus and other relevant documents filed by AFIN and RCA with the SE C ( if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by AFIN with the SEC are also available free of charge on AFIN's website at www.americanfinancetrust.c om and copies of the documents filed by RCA with the SEC are available free of charge on RCA's website at www.retailcentersofamerica.com. IMPORTANT INFORMATION ( CONT’D ) 16 A MERICAN R EALTY C APITAL – R ETAIL C ENTERS OF A MERICA , I NC .

This presentation includes estimated projections of future operating results. These projections were not prepared in accordan ce with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of f ina ncial projections. This information is not fact and should not be relied upon as being necessarily indicative of future results; the projections were prepared in go od faith by management and are based on numerous assumptions that may prove to be wrong. Important factors that may affect actual results and cause the projections t o n ot be achieved include, but are not limited to, risks and uncertainties relating to the company and other factors described in the “Risk Factors” section of RCA’ s A nnual Report on Form 10 - K filed with the SEC on March 11, 2016, RCA’s Quarterly Reports on Form 10 - Q filed for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016 filed on May 13, 2016, August 12, 2016 and November 14, 2016, respectively, in the “Risk Factors” section of AFIN’s Annual Report o n F orm 10 - K filed with the SEC on March 16, 2016, AFIN’s Quarterly Reports on Form 10 - Q filed for the quarters ended March 31, 2016, June 30, 2016 and Septembe r 30, 2016 filed on May 13, 2016, August 11, 2016 and November 10, 2016, respectively, in RCA’s and AFIN’s future filings with the SEC. The projections a lso reflect assumptions as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in the estimates. Accordingly, there can be no assurance that the estimates will be realized. This presentation also contains estimates and information concerning our industry, including market position, market size, an d g rowth rates of the markets in which we participate, that are based on industry publications and reports. This information involves a number of assumptions and li mit ations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained i n t hese industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, incl udi ng those described in the “Risk Factors” section of the Company’s Annual Report on Form 10 - K filed with the SEC on March 11, 2016, the Quarterly Reports on Form 10 - Q fil ed for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016 filed on May 13, 2016, August 12, 2016 and November 14, 2016, respective ly, and in future filings with the SEC. These and other factors could cause results to differ materially from those expressed in these publications and reports. PROJECTIONS 17 A MERICAN R EALTY C APITAL – R ETAIL C ENTERS OF A MERICA , I NC .

• Core Earnings • Core Earnings, as defined in the existing AFIN advisory agreement and the new AFIN advisory agreement, means the net income ( los s), computed in accordance with GAAP, excluding (i) non - cash equity compensation expense, (ii) the Variable Management Fee, (iii) acquisition an d transaction related fees and expenses, (iv) financing related fees and expenses, (v) depreciation and amortization, (vi) realized gains a nd losses on the sale of assets, (vii) any unrealized gains or losses or other non - cash items that are included in net income (loss) for the applicable r eporting period, regardless of whether such items are included in other comprehensive income or loss, or in net income, (viii) one - time events pursuant to c hanges in GAAP and certain non - cash charges, (ix) impairment losses on real estate related investments and other than temporary impairment of secur ities, (x) amortization of deferred financing costs, (xi) amortization of tenant inducements, (xii) amortization of straight - line rent, (xiii) amortizat ion of market lease intangibles, (xiv) provision for loan losses and (xv) other non - recurring revenue and expenses, in each case after discussions b etween the Advisor to AFIN and the independent directors of AFIN and approved by a majority of the independent directors of AFIN. • Merrill Lynch Properties • AFIN has entered into a purchase and sale agreement dated as of October 11, 2016, as amended on November 10, 2016, November 1 8, 2016, November 23, 2016 and December 1, 2016, for the sale of three properties leased to Merrill Lynch, Pierce, Fenner & Smith (the “Merrill Lynch Properties”) owned by AFIN for a contract purchase price of $148.0 million, exclusive of closing costs. The buyer's obligatio n t o close on its acquisition of the Merrill Lynch properties was subject to the satisfactory completion of the buyer’s due diligence review, w hic h the buyer completed on December 1, 2016, as well as a financing contingency, which expired on December 13, 2016. The purchase and sale agreement is subject to customary conditions. There can be no assurances that the purchase and sale agreement will be consummated . All references to AFIN after completion of the merger give effect to the mergers and to the disposition by AFIN of the properties referred to as the Merri ll Lynch properties. • AFIN does not have a material relationship with the buyer, and the disposition will not be an affiliated transaction. Althoug h A FIN believes the disposition of the Merrill Lynch Properties is probable, there can be no assurance that the disposition will be consummated. DEFINITIONS 18 A MERICAN R EALTY C APITAL – R ETAIL C ENTERS OF A MERICA , I NC .

▪ For account information, including balances and the status of submitted paperwork, please call us at (866) 902 - 0063 ▪ Financial Advisors may view client accounts, statements and tax forms at www.dstvision.com ▪ Shareholders may access their accounts at www.ar - global.com American Realty Capital – Retail Centers of America www.RetailCentersofAmerica.com